CONFORMED

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of April, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

April 23, 2012

Grupo Radio Centro Reports Results for the First Quarter of 2012

Mexico City, April 23, 2012 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the first quarter ended March 31, 2012. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

First Quarter Results

The Company’s broadcasting revenue for the first quarter of 2012 totaled Ps. 241,712,000, a 28.0% increase compared to the Ps. 188,766,000 reported for the first quarter of 2011. This increase was mainly attributable to higher advertising investment by the Company’s clients in Mexico, who purchased more airtime during the first quarter of 2012 compared to the same period of 2011.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate expenses) for the first quarter of 2012 totaled Ps. 180,845,000, a 6.0% increase compared to the Ps. 170,656,000 reported for the first quarter of 2011. This increase was primarily due to (i) higher costs and expenses related to the increase in broadcasting revenue and higher commissions paid to the Company’s sales force and to advertising agencies, (ii) higher market research expenses and (iii) increased promotional costs.

The Company’s depreciation and amortization expenses for the first quarter of 2012 totaled Ps. 5,268,000, a 6.1% decrease compared to the Ps. 5,611,000 recorded for the first quarter of 2011. This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate expenses for the first quarter of 2012 totaled Ps. 3,778,000, the same amount reported for the first quarter of 2011.

The Company’s operating income for the first quarter of 2012 totaled Ps. 51,821,000, a significant increase compared to the Ps. 8,721,000 reported for the first quarter of 2011, mainly due to the increase in broadcasting revenue described above.

The Company’s other administrative and general expenses, net for the first quarter of 2012 totaled Ps. 14,369,000, a slight decrease compared to the Ps. 15,020,000 reported for the first quarter of 2011.

Grupo Radio Centro, S.A.B. de C.V.

First Quarter 2012 Results

The Company’s finance cost for the first quarter of 2012 totaled Ps. 3,903,000, an 18% decrease compared to the Ps. 4,760,000 reported for the first quarter of 2011. This decrease was mainly attributable to a reduction in the interest expense paid under the Company’s loan with Banco Inbursa S.A. as a result of the payment by the Company of a portion of the principal thereon.

The Company’s profit before income taxes for the first quarter of 2012 totaled Ps. 33,549,000, a significant increase compared to the loss before income taxes of Ps. 11,059,000 reported in the first quarter of 2011.

The Company’s income tax totaled Ps. 4,250,000 for the first quarter of 2012, a 31.9% decrease compared to the Ps. 6,237,000 recorded in the first quarter of 2011 as a result of certain tax benefits.

As a result of the foregoing, the Company’s profit in the first quarter of 2012 totaled Ps. 29,299,000, a significant increase compared to net loss of Ps. 17,296,000 recorded for the first quarter of 2011.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, one AM station in Guadalajara and Monterrey, respectively, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition, the Company also operates Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 127 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.

First Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.

CONSOLIDATED UNAUDITED BALANCE SHEET

as of March 31, 2012 and 2011

(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1) )

	March 31
	2012		2011
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and cash equivalents	9,558	122,385	144,868

Accounts receivable:
Broadcasting receivables - Net	20,004	256,123	208,407
Other receivables	935	11,974	7,747
	20,939	268,097	216,154

Prepaid expenses	2,907	37,217	28,106
Total current assets	33,404	427,699	389,128

Property and equipment	36,731	470,306	431,327
Deferred charges, net	244	3,120	4,721
Goodwill	64,735	828,863	828,863
Other assets	285	3,653	3,416
Total assets	135,399	1,733,641	1,657,455

LIABILITIES
Current liabilities:
Current portion of long-term debt	3,175	40,654	40,981
Deferred revenue	2,696	34,518	77,631
Accounts payable and accrued expenses	4,914	62,923	64,860
Taxes payable	2,637	33,763	53,040
Total current liabilities	13,422	171,858	236,512

Non-current liabilities:
Long-term debt	3,125	40,000	80,000
Employee benefits	6,255	80,092	51,997
Deferred taxes	458	5,863	9,594
Total liabilities	23,260	297,813	378,103

STOCKHOLDERS' EQUITY
Common stock	82,784	1,059,962	1,059,962
Retained earnings	26,639	341,077	186,980
Reserve for repurchase of shares	2,342	29,989	29,989
Other comprehensive income	358	4,590	2,105
Equity attributable to owners of the Company	112,123	1,435,618	1,279,036
Non-controlling Interest	16	210	316
Total equity	112,139	1,435,828	1,279,352
Total liabilities and stockholders' equity	135,399	1,733,641	1,657,455

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.8039 per U.S. dollar, the rate on March 31, 2012

1

Grupo Radio Centro, S.A.B. de C.V.

First Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.

CONSOLIDATED UNAUDITED STATEMENT OF INCOME

for the three-month periods ended March 31, 2012 and 2011

(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	March 31
	2012		2011
	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	18,878	241,712	188,766
Broadcasting expenses, excluding depreciation,amortization and corporate expenses	14,124	180,845	170,656

Depreciation and amortization	411	5,268	5,611
Corporate expenses	295	3,778	3,778
Operating income	4,048	51,821	8,721

Other expenses, net	(1,122)	(14,369)	(15,020)

Finance costs:
Interest expense	(283)	(3,620)	(4,691)
Interest income (2)	3	33	(39)
Income (loss) on foreign currency exchange, net	(25)	(316)	(30)
Net finance costs	(305)	(3,903)	(4,760)

Profit (loss) before income taxes	2,621	33,549	(11,059)

Income tax expense	332	4,250	6,237
Profit (loss) for the quarter	2,289	29,299	(17,296)

Profit (loss) applicable to:
Majority interest	2,289	29,296	(17,298)
Minority interest	0	3	2
	2,289	29,299	(17,296)

Net income (loss) per Series A Share (3)	0.107	1.3648	0.4345
Net income (loss) per ADS (3)	0.959	12.2832	3.9105
Weighted average common shares outstanding (000's) (3)		162,725	162,725

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.8039 per U.S. dollar, the rate on March 31, 2012

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2012 and 2011 was Ps. 1,114,000 and Ps. 461,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: April 23, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer